Exhibit 12.1

Del Monte Foods Company and Subsidiaries

Statement Re: Computation of Earnings to Fixed Charges

	Fiscal Year					Nine months ended
	2009	2008	2007	2006	2005	January 31, 2010	January 25, 2009
	(In millions, except ratios)
Earnings:
Income from continuing operations before income taxes	$226.5	$189.6	$146.8	$154.5	$97.2	$284.8	$122.4
Interest expense	110.3	131.4	133.5	71.4	118.3	96.9	85.1
Interest portion of rent expense (a)	16.5	16.2	15.5	15.1	14.1	13.5	12.4

Earnings	$353.3	$337.2	$295.8	$241.0	$229.6	$395.2	$219.9

Fixed Charges:
Interest expense	$110.3	$131.4	$133.5	$71.4	$118.3	$96.9	$85.1
Interest portion of rent expense (a)	16.5	16.2	15.5	15.1	14.1	13.5	12.4

Fixed charges	$126.8	$147.6	$149.0	$86.5	$132.4	$110.4	$97.5

Fixed Charge Ratio:
Ratio of earnings to fixed charges	2.8x	2.3x	2.0x	2.8x	1.7x	3.6x	2.3x

(a)	Interest portion of rent expense is assumed to be equal to 33% of operating lease expense for the period.